UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding Repurchase and Cancellation of Common Stock

(Repurchase of common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and MUFG’s Articles of Incorporation, and cancellation of a portion of treasury stock pursuant to the provisions of Article 178 of the Companies Act)

Tokyo, November 14, 2025 — MUFG today announced that it has decided to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan and in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and Article 44 of the Articles of Incorporation of MUFG, and to cancel a portion of its treasury stock pursuant to the provisions of Article 178 of the Companies Act.

1.	Reasons for Repurchase and Cancellation of Common Stock

MUFG continuously seeks to improve shareholder returns focusing on dividends in the pursuit of an optimal balance between solid equity capital and strategic investment for growth.

MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and market conditions, including share price. In principle, MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and shall cancel shares exceeding such amount.

2.	Outline of Repurchase

(1) Stock to be repurchased	MUFG common stock
(2) Aggregate shares to be repurchased	Up to 130,000,000 shares (1.08% of total shares outstanding excluding treasury stock)
(3) Aggregate amount of repurchase price	Up to ¥250,000,000,000
(4) Repurchase period*1	From November 17, 2025 to February 27, 2026
(5) Repurchase method	Market purchases on the Tokyo Stock Exchange

3.	Outline of Cancellation

(1) Stock to be cancelled	MUFG common stock
(2) Aggregate shares to be cancelled	200,000,000 shares (1.66% of the total shares outstanding before cancellation)
(3) Cancellation date	November 28, 2025

1

(Reference) Treasury Stock as of September 30, 2025
Total shares outstanding (excluding treasury stock)	11,405,232,418 shares
Treasury stock	662,478,502 shares

*1. On a contract basis

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 140,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.

2